EXHIBIT 12.1

CITIZENS FINANCIAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months	Year Ended December 31,
(dollars in millions)	Ended March 31, 2016	2015	2014	2013(2)	2012	2011
Computation of Earnings:
Income (loss) from continuing operations before income tax expense	$333	$1,263	$1,268	($3,468)	$1,024	$778
Fixed charges	127	503	417	499	669	941
Total Adjusted Earnings	$460	$1,766	$1,685	($2,969)	$1,693	$1,719

Computation of Fixed Charges:
Interest expense	$114	$452	$363	$443	$619	$884
Portion of net rental expense deemed representative of interest(1)	13	51	54	56	50	57
Total Fixed charges	$127	$503	$417	$499	$669	$941

Ratio of Earnings to Fixed Charges	3.6%	3.5%	4.0%	(5.9)%	2.5%	1.8%

(1) The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2) The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).